May 13, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Juan Grana and Jane Park

Re:	Golden Arrow Merger Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed April 23, 2024 File No. 333-276849

Dear Mr. Grana and Ms. Park:

On behalf of Golden Arrow Merger Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 7, 2024 (the “Comment Letter”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4, filed by the Company on April 23, 2024.

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers about the Business Combination

Q: What interests do GAMC’s current officers and directors have in the Business Combination?, page 15

1.	We note your response to comment 12 and reissue the comment in part. Please revise to disclose any out-of-pocket expenses incurred by the GAMC Board.

Response: In response to the Staff’s comment, the disclosure on pages 16, 73, 93 and 109 of Amendment No. 2 to the Registration Statement has been revised.

May 13, 2024

Q. Did the GAMC Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?, page 16

2.	We note your response to comment 13. Please revise to further discuss how you valuated Bolt Threads. Please also briefly discuss the “significant due diligence” conducted by GAMC’s management on Bolt Threads.

Response: Response: In response to the Staff’s comment, the disclosure on pages 17 and 101 of Amendment No. 2 to the Registration Statement has been revised.

Risk Factors, page 37

3.	We note your response to comment 17 and the revised disclosure on page 206. Please revise to add risk factor disclosure discussing the risk to investors stemming from the broader indemnification provisions in your Proposed Certificate of Incorporation and Amended and Restated Bylaws.

Response: Response: In response to the Staff’s comment, the disclosure on page 60 of Amendment No. 2 to the Registration Statement has been revised.

A limited number of customers, distributors and collaboration partners account for a material portion of our revenue and they may..., page 43

4.	We note your response to comment 20 but we are not persuaded by your response and reissue the comment in part. Please revise to disclose the jurisdiction of Vegamour’s operations and expand your disclosure relating to the minimum purchase requirements and notice requirements in connection with the termination provisions, as applicable. Please also revise to further discuss why you do not believe that the customer concentration for 2023 will continue going forward. Finally, please also file the agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

Response: Response: In response to the Staff’s comment, the disclosure on pages 44 and 45 of Amendment No. 2 to the Registration Statement has been revised. Bolt Threads has additionally filed the agreement, along with its amendments, as Exhibits 10.26, 10.26(a) and 10.26(b) to the Registration Statement.

May 13, 2024

There can be no assurance that the Post-Combination Company’s common stock will be approved for listing on Nasdaq ..., page 60

5.	Please revise your disclosure of the consequences of the post-business combination company failing to meet listing standards to also discuss the consequences of GAMC’s securities being suspended and/or delisted from Nasdaq. In particular, please disclose any impact to closing conditions in connection with the business combination and whether GAMC’s securities would become subject to blue sky laws.

Response: In response to the Staff’s comment, the disclosure on page 62 of Amendment No. 2 to the Registration Statement has been revised.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 78

6.	We note your response to comment 24, including the change to the disclosures. However, you continue to include reference to adjustments being required to be factually supportable and that only events that are not expected to have a continuing impact are reflected in the pro forma condensed combined statement of operations and comprehensive loss, which is inconsistent with the requirements in Article 11-02 of Regulation S-X. As previously requested, please revise your disclosures in the initial paragraph of this section to fully comply with the presentation and recognition requirements in Article 11-02 of Regulation S-X. To the extent that you include adjustments for events that will not have a continuing impact, ensure your note to these adjustments clearly disclose this in the note to these types of adjustments.

Response: In response to the Staff’s comment, the disclosure on page 81 of Amendment No. 2 to the Registration Statement has been revised.

7.	We reissue comment 25 in part. As previously requested, please revise your tabular presentation for the post-combination ownership upon closing to only include those shares that will be outstanding and include all dilutive securities in a separate table or footnote disclosure by type and by holder. The post-combination outstanding shares should agree to the shares used to calculate pro forma basic earnings/(loss) per share. Also, it is unclear why you are including the Sponsor Earn-Out Shares, GAMC warrants, Bolt Threads RSUs that require vesting, Bolt Threads warrants that will not be exercised in connection with the closing, and Bolt Threads options that either require vesting or will not be exercised with the closing. In this regard, only shares to be issued to settle GAMC or Bolt Threads obligations in connection with the closing could be considered outstanding and should be reflected as such in the pro forma financial information. Address this comment for the same presentation presented elsewhere in the Form S-4.

Response: In response to the Staff’s comment, Amendment No. 2 to the Registration Statement has been revised to move the presentation of the shares issuable to creditors subsequent to closing the business combination to the post-combination ownership table on page 82, rather than having these shares presented as an adjustment to shares used for the pro forma EPS purposes. In addition, the Company has expanded disclosures within note (5) on the table on page 83 of Amendment No. 2 to the Registration Statement relating to why Bolt Threads RSUs subject to vesting conditions are not outstanding upon the Closing. Further, the Company has added disclosures on page 91 of Amendment No. 2 to the Registration Statement relating to why the Post-Combination Company has no dilutive securities. Relating to the Sponsor Earnout Shares, these are included in the post-combination ownership table as they are legally outstanding securities held by the Sponsor (with full voting rights), however they are subject to forfeiture if certain conditions are not met within a five year period following the Closing, and therefore not included in the share count used to determine EPS. Regarding GAMC Warrants, these will remain liability classified post-combination, and are therefore not included in the post-combination company ownership. The Company has included GAMC warrants, along with Bolt Threads warrants and Bolt Threads options which are unvested or will not be automatically exercised in connection with the Business Combination, within the anti-dilutive securities table on page 91 of Amendment No. 2 to the Registration Statement.

May 13, 2024

8.	We note that you have removed the disclosures regarding the extension payments made by the Sponsor via debt issuance during fiscal year 2024. While we understand the net impact of reflecting the receipt of cash and then repayment of the note with the closing of the merger transaction is a net zero impact to the pro forma balance sheet, it would appear disclosure of this transaction similar to the April 2024 Sponsor Note would be appropriate. Please provide your prior disclosures.

Response: In response to the Staff’s comment, the disclosure on pages 83 and 84 of Amendment No. 2 to the Registration Statement has been revised.

Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, page 83

9.	With reference to note f, we note that you have estimated an additional $10.4 million of transaction costs subsequent to December 31, 2023. We further note that you allocated all of these additional costs to Additional paid-in capital, which suggests all of the transactions costs to be incurred will be Bolt Threads costs. Please confirm that GAMC has not and will not incur any material transaction costs subsequent to December 31, 2023. Otherwise, please allocation the portion of the $10.4 million of costs to be incurred by GAMC to accumulated deficit, and as previously requested in comment 28, include an adjustment to the pro forma statement of operations to reflect the expense.

Response: In response to the Staff’s comment, the Company has separated out GAMC and Bolt Threads transaction expenses and added a new tickmark q on the pro forma balance sheet on page 87 of Amendment No. 2 to the Registration Statement, and tickmark gg on the pro forma statement of operations on page 89 of Amendment No. 2 to the Registration Statement.

10.	With reference to note l, we note that the settlement of $8.75 million of deferred underwriting fees to BTIG involves the payment of $500,000 and also the issuance of $5 million worth of post-combination company common stock at a maximum of 650,000 shares. Please expand your disclosures and address the need to present additional adjustments to reflect the $500,000 cash payment to BTIG. Also, please explain why $10.1 million in deferred underwriting fees was eliminated given the settlement was only for $8.75 million of the deferred underwriting fees.

Response: In response to the Staff’s comment, the disclosure on pages 14, 78, 107 and 194 of Amendment No. 2 to the Registration Statement has been revised to disclose that the deferred underwriting fee was $10,062,500 and not $8,750,000.

May 13, 2024

Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined

Statement of Operations and Comprehensive Loss for the Year, page 86

11.	We re-issue comment 29. As previously requested, please provide all of the disclosures required by ASC 260-10-50-1 for the basic and diluted per share computations for each period presented. Refer to Article 11- 02(a)(9) of Regulation S-X for guidance. In this regard, it is unclear how you concluded that there are no dilutive securities subsequent to the merger transaction. In this regard, we note the Sponsor Earn-Out Shares, GAMC warrants, Bolt Thread’s RSUs and options that require additional vesting, and Bolt Threads options and warrants that will not be exercised with the merger transaction are required to be disclosed as anti-dilutive and not included in calculating dilutive loss per share.

Response: In response to the Staff’s comment, the Company has expanded disclosures on page 91 of Amendment No. 2 to the Registration Statement, and now includes within the table of anti-dilutive securities the unvested Bolt RSUs, vested and unvested Bolt options, and warrants (Bolt and GAMC) which will not be exercised in connection with the Business Combination. The Sponsor Earnout Shares are legally outstanding securities which are subject to forfeiture, and therefore are included in the post-combination ownership presentation but have been removed from the share count for the purposes of calculating EPS.

The Background of the Business Combination, page 95

12.	We note your response to comment 31 and reissue the comment in part. We note your disclosure on page 98 that “On July 25, 2023, BTIG contacted GAMC management to introduce Bolt Threads, and the team held an introductory call to explore a potential business combination.” Please revise to provide additional detail regarding how the negotiations with Bolt Threads were initiated, including the identification of the individuals and/or parties who participated in this introductory call and the terms, if any, discussed on the call.

Response: In response to the Staff’s comment, the disclosure on page 101 of Amendment No. 2 to the Registration Statement has been revised.

13.	We note your response to comment 32 and reissue the comment in part. Please revise to further discuss the nature of the draft projected financial information provided by Bolt Threads to GAMC. We note your disclosure on page 98 that “The GAMC Board did not review any projected financial information or rely on management’s preliminary review of such information in considering or making its decision to approve the Business Combination.” Please advise if the draft projected financial information was considered by GAMC as part of its valuation of Bolt Threads.

Response: In response to the Staff’s comment, the disclosure on page 102 of Amendment No. 2 to the Registration Statement has been revised.

May 13, 2024

14.	We note your response to comment 33 and reissue the comment in part. Please revise to clearly explain how you reached the $250 million valuation for Bolt Threads. For example, we note your disclosure on page 98 that “In arriving at the pre-money enterprise value of Bolt Threads, GAMC considered and assessed the total addressable market for existing products as well as pipeline products in development; the depth of products under development and the capital needs to bring Bolt Threads to market; customer and potential customer engagement and commercial activity; the capital, time, and effort to develop the existing intellectual property; on-site diligence; the quality of founders and managements; the existing investors and financial strength and needs of the company; and comparable companies.” Please revise to discuss how each of these factors was weighed as part of Bolt Threads’ valuation. Please also disclose the comparable companies that were considered, how you calculated the total addressable market, and how you quantitatively evaluated the quality of founders and management.

Response: In response to the Staff’s comment, the disclosure on page 102 of Amendment No. 2 to the Registration Statement has been revised.

15.	We note your response to comment 34 and reissue the comment in part. Please revise to disclose the date BTIG was engaged by Bolt Threads as its financial adviser in connection with the Business Combination, and disclose any consideration or payment received by BTIG in connection with this role. Please also revise to provide more detail regarding the tax and due diligence findings provided to GAMC on September 21, 2023 by CohnReznick.

Response: In response to the Staff’s comment, the disclosure on page 103 of Amendment No. 2 to the Registration Statement has been revised.

16.	We note your response to comment 35 and reissue the comment in part. Please revise your disclosure to discuss in greater detail the reasons for the inclusion and deletion of key terms in the various drafts of the Business Combination Agreement and ancillary agreements. Please also explain each party’s position on such issues during the course of negotiations and drafts exchanged, and how you reached agreement on final terms.

Response: In response to the Staff’s comment, the disclosure on pages 105 to 106 of Amendment No. 2 to the Registration Statement has been revised.

May 13, 2024

17.	We note your response to comment 39 and reissue the comment. You disclose on page 102 that “[a]s the parties finalized negotiations and preparations of the Business Combination Agreement and the Ancillary Agreements, one of Bolt Threads’ larger investors intended to participate in the transactions contemplated by the Bridge Financing but indicated that its internal policies ... would prevent it from doing so at that time due to prevailing market conditions” and that “[d]ue to these considerations, the execution of the definitive agreements was postponed and the parties made revisions to the Business Combination Agreement, PIPE Subscription Agreements and Bridge Financing Agreement prior to execution of such documents that did not impact the overall economics of the Business Combination but were intended to facilitate the investor’s ability to participate in the transactions contemplated by the Bridge Financing when the investor’s internal policies permitted it to do so based on market conditions.” Please revise to explain the market conditions referenced and disclose the revisions made to the agreements.

Response: In response to the Staff’s comment, the disclosure on pages 106 to 107 of Amendment No. 2 to the Registration Statement has been revised. Bolt Threads respectfully advises the staff that it has removed the reference to market conditions. As noted in the revised disclosure, the investor was unable to invest as a result of its internal policies relating to the value of private company and public company investments in its portfolio.

18.	We note your response to comment 40 and reissue the comment in part. Please revise to clearly disclose whether BTIG provided you with any reasons for the partial fee waiver.

Response: In response to the Staff’s comment, the disclosure on page 107 of Amendment No. 2 to the Registration Statement has been revised.

The GAMC Board’s Reasons for the Approval of the Business Combination, page 102

19.	We note your response to comment 41 and reissue the comment. Please revise to explain how the GAMC Board considered each of the uncertainties, risks and other potentially negative factors concerning the Business Combination.

Response: In response to the Staff’s comment, the disclosure on page 108 of Amendment No. 2 to the Registration Statement has been revised.

20.	We note your revised disclosure in response to prior comment 42, which we reissue in part. Please revise your conflicts of interest disclosure to highlight all material interests in the transaction held by the sponsor and the company’s officers and directors, including any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. Please clarify how the board considered these conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that all material interests in the transaction held by the Sponsor and the company’s officers and directors, including any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Bolt Threads have been disclosed. The disclosure on page 109 of Amendment No. 2 describes the Board’s consideration of these conflicts in negotiating and recommending the business combination.

May 13, 2024

Material U.S. Federal Income Tax Considerations of the
Redemption Rights and the Business Combination, page 122

21.	We note your response to comment 45 and reissue the comment. Please amend your discussion to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the merger. See Item 4(a)(6) of Form S-4.

Response: In response to the Staff’s comment, the Company respectfully notes that the tax consequences of the Business Combination applicable to the holders of GAMC Class A Common Stock that are not redeeming their shares are fully described in the following sentence, which appears on page 123 of Amendment No. 2 to the Registration Statement:

Holders of GAMC Class A Common Stock who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their GAMC Class A Common Stock as described in this section and will therefore not be subject to any material U.S. federal income tax consequences as a result of the Business Combination.

The tax consequences to holders of GAMC Class A Common Stock who are electing to have their shares redeemed, are fully described in the discussion that begins on page 123 of Amendment No. 2 to the Registration Statement.

Accordingly, no additional disclosure is necessary to describe the tax consequences of the Business Combination, since the proxy statement/prospectus is directed only to GAMC’s stockholders, and tax consequences to stockholders of Bolt Threads do not need to be addressed in the proxy statement/prospectus because they will not be recipients of the proxy statement/prospectus.

22.	We note that you are no longer providing a tax opinion in connection with the proxy/registration statement. Please provide your analysis as to why a tax opinion is not necessary given your disclosure on material U.S. federal income tax considerations in connection with the business combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Section III.A.2 of Staff Legal Bulletin No. 19 provides as follows:

On the other hand, when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required. In such cases, while the registrant must provide accurate and complete disclosure concerning the tax consequences to investors, it does not have to expertize the disclosure by providing an opinion of counsel or accountant.

The discussion beginning on page 123 of Amendment No. 2 to the Registration Statement indicates that the redemption by holders of GAMC Class A Common Stock who are electing to have their shares redeemed is a taxable transaction. Accordingly, under the Staff Legal Bulletin cited above, the tax consequences do not have to be expertized by providing an opinion.

Information About Bolt Threads, page 147

23.	We note your response to comment 47 and reissue the comment in part. Please revise to discuss how you concluded an assumed market penetration by Bolt Threads of approximately 1%, and how you calculated your expected average sales price. Please also revise to disclose the estimated percentage of the total addressable market occupied by your current customer base.

Response: In response to the Staff’s comment, the disclosure on page 151 of Amendment No. 2 to the Registration Statement has been revised. Bolt Threads also advises the Staff that it is unable to accurately and precisely estimate the percentage of the total addressable market occupied by its current customer base. Bolt Threads has removed the statement that “our current customer base represents a much smaller portion of this total global market” and replaced it with a statement regarding its 2023 revenue in relation to the total addressable market.

24.	We note your response to comment 48 including your disclosure on page 147 that “in early 2023, we shifted our focus away from our other commercial products and product candidates to focus on the commercialization and development of b-silk.” Please revise to explain what you mean by “shifted our focus away” and clarify what the current stage of development and commercialization is for your products and product candidates. For example, please clarify whether Microsilk and Mylo are still being sold and/or developed.

Response: In response to the Staff’s comment, the disclosure on pages 151, 158 and 173 of Amendment No. 2 to the Registration Statement has been revised.

May 13, 2024

Certifications, Evaluations, and Surveys, page 149

25.	We acknowledge your revised disclosure in response to prior comment 49. You disclose on page 149 that b-silk has obtained various certifications from the USDA, Eurofins Scientific and Aktiengesellschaft, which “instill confidence that [your] products have been rigorously tested and verified.” Please expand your disclosure relating to these certifications, including but not limited to, when Bolt Threads received such certifications, the requirements to obtain such certifications, and the testing Bolt Threads conducted to support and achieve such certifications.

Response: In response to the Staff’s comment, the disclosure on page 153 of Amendment No. 2 to the Registration Statement has been revised.

Beyond b-silk, page 154

26.	We note your response to comment 50 and reissue the comment in part. Please revise to provide further detail regarding the b-silk derivatives.

Response: In response to the Staff’s comment, the disclosure on page 158 of Amendment No. 2 to the Registration Statement has been revised.

Competition, page 156

27.	We note your response to comment 53 including your disclosure on page 156 regarding competitors developing products with similarities to b-silk. Please revise to clarify where your competitors are in the development process, including whether any of your competitors have developed and/or commercialized alternatives to silicone elastomers in the beauty and personal care market that are also biodegradable.

Response: In response to the Staff’s comment, the disclosure on page 160 of Amendment No. 2 to the Registration Statement has been revised.

Employees and Human Capital Resources, page 157

28.	We note your response to comment 55 and reissue the comment. Please revise to discuss the location of Bolt Thread’s headquarters or place of business.

Response: In response to the Staff’s comment, the disclosure on page 162 of Amendment No. 2 to the Registration Statement has been revised.

May 13, 2024

Bolt Threads Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2023 and 2022, page 172

29.	We note your disclosure on page 43 that your agreement with your customer, Vegamour, Inc. contains minimum purchase requirements for fiscal years 2023 and 2024. Please clarify if Vegamour met the minimum purchase requirement for fiscal year 2023. To the extent that revenue was recognized for the minimum purchase requirement without providing a product, disclose this amount.

Response: In response to the Staff’s comment, the disclosure on page 176 of Amendment No. 2 to the Registration Statement has been revised.

Exhibits

30.	For Exhibit 23.1, please request WithumSmith+Brown, PC prepare a consent that references Golden Arrow Merger Corp.’s financial statements appearing in the Form S-4 rather than the Form 10-K/A.

Response: In response to the Staff’s comment, WithumSmith+Brown, PC’s consent has been revised and has been attached as Exhibit 23.1 to Amendment No. 2 to the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Timothy Babich – Chief Executive Officer